5 1 NASD 0001182820 rd2htjd* Director Internet Security Systems, Inc.
0001053148 58-
2362189 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN
BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to Section 16.
Form 4 or
Form 5 obligations may continue. [ ] Form 3 Holdings Reported [ ] Form 4 Transactions
Reported 1. Name and Address of Reporting Person(s) Strohm, David c/o Greylock Management One Federal Street Boston, MA 02110 2. Issuer Name and Ticker or Trading
Symbol Internet Security Systems, Inc. (ISSX) 3. I.R.S. Identification
Number of
Reporting
Person, if an entity (Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment, Date of
Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer
(Check
all applicable)
[X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other
(specify
below) BOD 7.
Individual or Joint/Group Filing (Check Applicable Line) [X] Form
filed by One
Reporting
Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of,
or Beneficially
Owned
(Columns 1,3 and 7 through 11)
1)Title of
Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
Security action
of
Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year Non-Qualified Stock Option 05/29/02 Common Stock
10,000
10,000 D Direct (right to buy) (1) Explanation of Responses: (1) The annual option grant vests upon the completion of one year of Board service.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned -
1)Title of Security 2)Trans- 3.Trans- 4.Securities
Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities
Indirect
Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year)
Code Amount
D Price
End of Year I
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially
Owned
(Columns 1 through 6)
1)Title of
Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and
Security or
Exercise action
action Securities Acquired (A) Expiration Date Price of Date Code or
 Disposed of
(D)
Derivative Security Code A D Exercisable Expiration

Non-Qualified Stock Option $16.1000 05/29/02 (1) A 10,000 05/29/03
05/28/12
(right to
buy)

SIGNATURE OF REPORTING PERSON /S/ By: Sean Bowen P-O-A For:
David Strohm
DATE 02/10/03